UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

November 11, 2016

(Date of Report (Date of earliest event reported))

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0479856
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1519 Connecticut Ave., Suite 200, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Status of our Public Offering

As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on October 5, 2016.

As of November 15, 2016, we had raised total gross offering proceeds of approximately $3.5 million from settled subscriptions (including the $100,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 347,000 of our common shares.

The Offering is expected to terminate on or before September 29, 2018, unless extended by our manager, Fundrise Advisors, LLC (our “Manager”), as permitted under applicable law and regulations.

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – Waypoint Austin Falcon Owner, LLC

On November 11, 2016, we acquired from Fundrise Lending, LLC, a Delaware limited liability company (“Fundrise Lending”) and wholly-owned subsidiary of our sponsor, ownership of a “majority-owned subsidiary”, Waypoint Austin Falcon Owner, LLC (the “Waypoint Austin Controlled Subsidiary”), in which we have the right to receive a preferred economic return, , which is managed by Waypoint Residential LLC (“Waypoint Residential”), in an assumption agreement in which no proceeds were transferred currently but with a deferred equity commitment of $3,000,000 (the “Waypoint Austin Investment”). Waypoint Residential is a vertically integrated real estate firm specializing in the acquisition, development and management of apartment properties. Waypoint Residential’s investment activity to date exceeds $1 billion. Waypoint Residential consists of 70 professionals in four offices managing approximately 10,000 units. Other than with regard to the Waypoint Austin Controlled Subsidiary and certain other real estate investments, neither our Manager nor we are affiliated with Waypoint Residential, which oversees day-to-day operations of the Waypoint Austin Controlled Subsidiary.

The initial proceeds from the Waypoint Austin Investment, when funded by us, are anticipated to be used by Waypoint Residential for the construction of a 324-unit class-A multifamily project located at the intersection of Intersection of Colorado Sands Rd and E. Pflugerville Parkway in Pflugerville, Texas. (the “Waypoint Austin Property”).

Aggregate with a construction loan made by Texas Capital Bank (the ‘Texas Capital Bank Senior Loan”), totaling approximately $26,900,000, the Way Point Austin Investment of $3,000,000 features an LTC of approximately 66%, based on the construction budget of approximately $45,200,652, with approximately $15,300,652 of equity junior to the Waypoint Austin Investment upon fully funding of the project. The Waypoint Austin Investment is anticipated to be funded into the Waypoint Austin Controlled Subsdiary following full funding of the sponsor equity required by the senior lender.

At the time of acquisition, the beginning stages of construction were underway and included initial site preparation work. Waypoint Residential is targeting construction to be substantially complete by Q2 2018 and stabilization anticipated Q1 2019. Following stabilization, Waypoint Residential anticipates redeeming the Waypoint Austin Investment through proceeds from a sale of the following stabilization or a loan refinancing, dependent on market conditions at the time.

Pursuant to the agreements governing the Waypoint Austin Investment (the “Waypoint Austin Operative Agreements”), our consent is required for all major decisions regarding the Elysium 14 Property. In addition, we are entitled to receive a 12% per annum preferred economic return, with 7.5% per annum to be paid current on a quarterly basis and 4.5% per annum to accrue during the term of the investment. The initial redemption date of the Waypoint Austin Investment is September 8, 2019 (the “Waypoint Austin Redemption Date”). The Waypoint Austin Redemption Date may be extended for a period of 24 months, provided, that in order to extend the Waypoint Austin Redemption Date, Waypoint Austin is required to pay us an extension fee consisting of 0.5% of the stated value of the Waypoint Austin Investment. Fundrise Lending, as originator of Waypoint Austin Investment, earned an origination fee of 1.5% of the stated value of the Waypoint Austin Investment acquired by Lending, payable by Waypoint Austin, as well as approximately $7,000 in due diligence fees and third party reimbursements, paid directly by the Waypoint Austin Controlled Subsidiary.

The Waypoint Austin Property is a proposed 324 unit, multifamily project. The improvements are planned for the first building to be completed by September 1, 2017 and the last building completed by June 15, 2018. The site area is 20 acres, or 871,200 square feet. Common area amenities anticipated upon completion include: Resort-style pool with poolside grills/cabanas, dog park, business center with conference room, resident clubroom, internet café and a fitness facility. Apartment units are anticipated to include: balconies, walk-in closets, pantry, garden tubs, full-size washer and dryer in select unit, gooseneck faucets, vinyl wood plank flooring, track lighting, stainless appliances, brushed nickel hardware, solid surface counters and tile backsplash.

The Waypoint Austin Property is within the Falcon Pointe master planned community, a 700-acre development by Newland Communities that includes approximately 58 acres of retail/commercial space and 1,670 single-family homes all within walking distance of Pflugerville schools. The nearest shopping facilities serving the area are located at Stone Hill Town Center, about 3 miles from the property. They offer basic convenience goods and personal services. The property is located within a 10 to 15-minute drive of the “Silicon Hills” area of Austin where 48 of the top 100 technology companies in the US have corporate campuses, including major campuses of Dell, IBM, Apple, Samsung, Cisco and Hewlett-Packard.

Waypoint Residential has provided us with standard carve-out and springing guaranties.

As the Waypoint Austin Investment was acquired from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated September 30, 2016, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:    November 15, 2016